UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Issuer)

Common Shares, Par Value NT$10.00 Per Share and

American Depositary Shares, Each Representing Five Common Shares

 (Title of Class of Securities)

827084864 (American Depositary Shares)

(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)

(ISIN Number of Class of Securities)

Joseph Tung

Room 1901, No. 333, Section 1 Keelung Rd.

Taipei, Taiwan, 110

Republic of China

Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

November 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 779,000,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 779,000,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 779,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.99%
14.	Type of Reporting Person (See Instructions) HC, CO

1 Includes 725,749,060 Common Shares of Siliconware Precision Industries Co., Ltd. (“SPIL”), par value NT$10.00 per share (“Common Shares”) and 10,650,188 American depositary shares (“ADSs”) of SPIL, each representing five Common Shares.

Item 1. Security and Issuer

Advanced Semiconductor Engineering, Inc. ( “ASE”) hereby amends and supplements its report on Schedule 13D, as filed on October 2, 2015 13D (the “Schedule 13D”), with respect to the Common Shares, NT$10 par value per share, (the “Common Shares”), and American depositary shares, each representing five Common Shares (“ADSs”), of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL). Unless otherwise indicated, capitalized terms used in this Amendment No. 5, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 15, 2015, the SPIL shareholders rejected SPIL’s proposals at the EGM which were designed to facilitate the Share Exchange. Consequently, ASE withdrew its suit seeking to invalidate SPIL’s August 28, 2015 board resolutions authorizing the convening of the EGM on October 15, 2015.

On October 15, 2015, SPIL issued a press release announcing that it filed a lawsuit in the Kaohsiung District Court against ASE requesting that the court invalidate the Offers and confirm that ASE does not have the right to be registered as a shareholder in SPIL’s shareholder register. ASE received SPIL’s brief and the relevant court notice documents from the Kaohsiung District Court on November 2, 2015. In its brief, SPIL’s counsel asserts that the Offers violate certain provisions of the Securities and Exchange Act of the Republic of China and certain provisions of the Fair Trade Act of the Republic of China and that because of these violations the Offers should be voided. SPIL’s October 15, 2015 press release and SPIL’s litigation brief both assert that the Offers and ASE’s subsequent opposition of the Share Exchange are attempts to directly and indirectly interfere with and control SPIL’s business operations and that the Offers were therefore a sham and violated applicable law. SPIL’s assertions come only after their shareholders rejected SPIL’s proposals, eight weeks after the announcement of the Offers, and after ASE has lawfully paid for its stake in SPIL. The Offers complied fully with all applicable law. ASE believes that this lawsuit is completely without merit, and ASE intends to defend it vigorously.

On November 2, 2015, ASE sent a letter to the chairman of SPIL, a copy of which is attached hereto as Exhibit 8.

Item 7. Material to be Filed as Exhibits

Exhibit 8: Copy of Letter to the chairman of SPIL from ASE dated November 2, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

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